Western Copper and Gold Corporation
(Formerly Western Copper Corporation)
(An exploration stage company)

Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal control to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the Company’s internal control over financial reporting and its disclosure controls is available in management’s report on internal control, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

March 22, 2013

/s/ Dale Corman	/s/ Julien François

Dale Corman	Julien François
Chief Executive Officer	Chief Financial Officer

Management’s Report on Internal Control over Financial Reporting

The management of Western Copper and Gold Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

During the year ended December 31, 2012, and to the date of this report, there has been no change to internal controls that would have a material effect on internal controls over financial reporting.

Based on our assessment, management has concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the Audit Committee has agreed, that taking into account the present stage of Western Copper and Gold Corporation’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the material weakness at this time.

March 22, 2013

/s/ Dale Corman	/s/ Julien François

Dale Corman	Julien François
Chief Executive Officer	Chief Financial Officer

March 22, 2013

To the Shareholders of Western Copper and Gold Corporation

We have audited the accompanying consolidated financial statements of Western Copper and Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Western Copper and Gold Corporation as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2012	December 31, 2011
		$	$
ASSETS	Note
Cash and cash equivalents		33,517,542	1,363,136
Short-term investments	5	-	8,102,432
Other assets		383,038	452,289
CURRENT ASSETS		33,900,580	9,917,857
Property and equipment		27,349	82,057
Exploration and evaluation assets	6	17,706,346	42,114,531
ASSETS		51,634,275	52,114,445
LIABILITIES
Accounts payable and accrued liabilities		1,623,669	1,192,197
CURRENT LIABILITIES		1,623,669	1,192,197
LIABILITIES		1,623,669	1,192,197
SHAREHOLDERS’ EQUITY
Share capital	7	104,603,488	103,747,315
Contributed surplus		31,494,020	29,348,559
Deficit		(86,086,902)	(82,173,626)
SHAREHOLDERS’ EQUITY		50,010,606	50,922,248
LIABILITIES AND SHAREHOLDERS’ EQUITY		51,634,275	52,114,445

Commitments	10

Approved by the Board of Directors

/s/ Robert J. Gayton	Director	/s/ Robert Byford	Director

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2012	2011
		$	$
CORPORATE EXPENSES	Note
Amortization		-	4,616
Filing and regulatory fees		190,801	246,569
Office and administration		211,776	247,690
Professional fees		278,653	328,142
Rent and utilities		106,155	181,374
Share-based payments		1,979,337	1,374,832
Shareholder communication and travel		372,492	356,465
Wages and benefits		981,085	1,037,470

LOSS BEFORE TAXES AND OTHER ITEMS		4,120,299	3,777,158

OTHER ITEMS
Exploration tax credit		(145,789)	-
Foreign exchange loss (gain)		(34,202)	3,180
Interest income		(72,830)	(245,054)
Loss on distribution	4	-	19,734,629
Plan of arrangement costs	4	45,798	681,036

LOSS BEFORE TAXES		3,913,276	23,950,949

Income tax expense (recovery)	13	-	(1,945,136)

LOSS AND COMPREHENSIVE LOSS		3,913,276	22,005,813

Basic and diluted loss per share		0.04	0.24

Weighted average number of common shares outstanding		93,398,131	92,505,747

The accompanying notes are an integral part of these financial statements	- 6 -

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2012	2011
		$	$
Cash flows provided by (used in)	Note
OPERATING ACTIVITIES
Loss and comprehensive loss		(3,913,276)	(22,005,813)
ITEMS NOT AFFECTING CASH
Amortization		-	4,616
Income tax expense (recovery)	13	-	(1,945,136)
Share-based payments		1,979,337	1,374,832
Loss on distribution	4	-	19,734,629
ITEMS NOT AFFECTING CASH		1,979,337	19,168,941
Change in non-cash working capital items		573,148	(138,352)
OPERATING ACTIVITIES		(1,360,791)	(2,975,224)
FINANCING ACTIVITIES
Net proceeds from royalty sale	6	31,406,744	-
Issuance of common shares and warrants	7	400,000	-
Share issuance costs	7	(13,676)	(317,715)
Exercise of stock options	8	301,500	2,728,084
Distribution pursuant to plan of arrangement	4	-	(4,500,000)
FINANCING ACTIVITIES		32,094,568	(2,089,631)
INVESTING ACTIVITIES
Redemption (purchase) of short-term investments		8,100,000	13,900,000
Mineral property expenditures		(6,679,371)	(9,102,707)
INVESTING ACTIVITIES		1,420,629	4,797,293
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		32,154,406	(267,562)
Cash and cash equivalents – Beginning		1,363,136	1,630,698
CASH AND CASH EQUIVALENTS - ENDING		33,517,542	1,363,136

The accompanying notes are an integral part of these financial statements	- 7 -

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2010	91,487,836	99,352,358	29,271,320	(34,359,602)	94,264,076

Fair value of distributed assets	-	-	-	(25,808,211)	(25,808,211)
Exercise of stock options	1,514,667	2,728,084	-	-	2,728,084
Transfer of stock option value	-	1,666,873	(1,666,873)	-	-
Share-based payments	-	-	1,744,112	-	1,744,112
Loss and comprehensive loss	-	-	-	(22,005,813)	(22,005,813)

DECEMBER 31, 2011	93,002,503	103,747,315	29,348,559	(82,173,626)	50,922,248

Private placement	500,000	400,000	-	-	400,000
Share issuance costs	-	(13,676)	-	-	(13,676)
Exercise of stock options	280,000	301,500	-	-	301,500
Transfer of stock option value	-	168,349	(168,349)	-	-
Share-based payments	-	-	2,313,810	-	2,313,810
Loss and comprehensive loss	-	-	-	(3,913,276)	(3,913,276)

DECEMBER 31, 2012	93,782,503	104,603,488	31,494,020	(86,086,902)	50,010,606

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”), formerly Western Copper Corporation, is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada.

The Company is incorporated in British Columbia, Canada. Its head office is located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia.

The Company will have to raise additional funds to complete the development of its mineral property. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

	a.	Summary of significant accounting policies

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention. The policies applied in these financial statements are based on IFRS in effect as at December 31, 2012.

These financial statements were approved for issue by the Company’s board of directors on March 22, 2013.

	b.	Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, and income and mining taxes. Differences may be material.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

3.	ACCOUNTING POLICIES

	a.	Summary of significant accounting policies

The Company’s principal accounting policies are outlined below:

		(i)	Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

		(ii)	Presentation currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Western and its significant subsidiaries is the Canadian dollar.

		(iii)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

		(iv)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of such awards is calculated using the Black-Scholes option pricing model. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company’s allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

		(v)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different entities that intend to settle their current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(vi)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii)	Long-lived assets

	1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

Proceeds received from royalties or tax credits, or as part of government assistance programs are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss in the period in which the payment is more likely than not to be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

2.	Property and equipment

Property and equipment are depreciated using the straight-line method based on their estimated useful lives, which range from three to five years.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.

The depreciation method, useful life and residual values of property and equipment are assessed annually.

3.	Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Impairment losses are recognized on the statement of loss.

4.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

(viii)		Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix)		Short-term investments

Short-term investments are investments which are transitional or current in nature, with an original maturity date greater than three months, but no more than one year from the date of acquisition.

(x)		Flow-through common shares

The issuance of flow-through common shares of the Company results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two -year period.

(xi)		Distribution of non-cash assets to shareholders

Any gain or loss on the distribution of non-cash assets to shareholders is determined as the difference between the fair value of the proceeds and the carrying value of the distributed assets on the date of the transaction. The gain or loss is recognized in the statement of loss. The fair value of the proceeds is also charged directly to deficit.

(xii)		Financial instruments

	1.	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest rate method. Interest income is recognized by applying the effective interest rate.

The Company has classified cash and cash equivalents, short-term investments, and other assets as “Loans and receivables”.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

	2.	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

(xiii)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

b.	Recent accounting pronouncements

Unless otherwise stated, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect these standards and amendments to have a significant impact on its financial statements.

(i)

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through the consolidated comprehensive income (loss). IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through the consolidated comprehensive income (loss) or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the consolidated comprehensive income (loss) to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments– Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

(ii)

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

(iii)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(iv)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. Based on the current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

4.	PLAN OF ARRANGEMENT

On October 17, 2011, Western Copper Corp. (“Western Copper”) completed a plan of arrangement (the “Arrangement”) involving Western Copper and two of its subsidiaries formed on August 3, 2011 for the purposes of the Arrangement: Copper North Mining Corp. (“Copper North”), and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western Copper transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corp. (“Western”) and distributed the common shares of Copper North and NorthIsle to Western’s shareholders.

For each common share of Western Copper held as at the effective date of the Arrangement, each shareholder of Western Copper received one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle were owned exclusively by existing Western Copper shareholders.

Each Western Copper stock option outstanding on the effective date (“Old Option”) was exchanged for one Western stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option equalled that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the terms of the New Options remained the same as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement vested immediately. The expiry dates of these stock options remained the same as the Old Options unless the stock option holder did not continue to participate in the respective company; in which case the stock options were to expire on October 17, 2012.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

The fair value of the distributed shares was determined by multiplying the amount of common shares distributed by the closing price of those common shares on October 24, 2011, the first day that NorthIsle and Copper North traded on the TSX Venture Stock Exchange.

The following is a summary of the fair value, carrying value, and resulting loss attributed to the Arrangement.

	Copper North	NorthIsle	Total

Number of common shares distributed	46,501,281	46,501,281
Closing price on October 24, 2011	$0.335	$0.22

Fair value of common share distribution	$15,577,929	$10,230,282	$25,808,211

Distributed assets:	$	$	$
Carmacks	17,143,325	-	17,143,325
Redstone	9,346,398	-	9,346,398
Island Copper	-	14,553,117	14,553,117
Cash	2,000,000	2,500,000	4,500,000

Carrying value of distributed assets	28,489,723	17,053,117	45,542,840

LOSS ON DISTRIBUTION	12,911,794	6,822,835	19,734,629

5.	SHORT-TERM INVESTMENTS

As at December 31,	2012	2011
	$	$
Guaranteed Investment Certificates	-	8,100,000
Accrued interest	-	2,432

	-	8,102,432

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

6.	EXPLORATION AND EVALUATION ASSETS

	Canada
	Yukon		British	Northwest
			Columbia	Territories
	Casino	Carmacks	Island Copper	Redstone	TOTAL
	$	$	$	$	$

DECEMBER 31, 2010	33,796,624	16,892,724	13,626,006	9,087,267	73,402,621

Claims maintenance	4,509	3,045	5,219	2,110	14,883
Engineering studies	3,651,970	-	374,880	-	4,026,850
Exploration & camp support	1,744,774	14,905	299,201	243,882	2,302,762
Permitting	2,433,440	260,797	87,740	-	2,781,977
Reclamation obligation	-	(80,300)	-	-	(80,300)
Salary & wages	209,526	28,409	96,363	5,000	339,298
Share-based payments	273,688	23,745	63,708	8,139	369,280
Distributed to shareholders	-	(17,143,325)	(14,553,117)	(9,346,398)	(41,042,840)

DECEMBER 31, 2011	42,114,531	-	-	-	42,114,531

Claims maintenance	20,982	-	-	-	20,982
Engineering studies	3,338,695	-	-	-	3,338,695
Exploration & camp support	524,514	-	-	-	524,514
Permitting	2,507,395	-	-	-	2,507,395
Royalty proceeds, net	(31,406,744)	-	-	-	(31,406,744)
Salary & wages	272,500	-	-	-	272,500
Share-based payments	334,473	-	-	-	334,473

DECEMBER 31, 2012	17,706,346	-	-	-	17,706,346

Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located in Yukon, Canada.

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims.

Should Western maintain title to any Casino B claims after the period covered by the existing option agreement or reacquire the Casino B claims in any way, the 5% Net Profits Royalty in favour of 8248567 Canada Limited will be suspended and the NSR Royalty will apply to such claims.

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining NSR Royalty) for the following amount:

  US$39 million if the amount is paid on or prior to December 31, 2013; or

  US$59 million if the amount is paid after December 31, 2013, but on or before December 31, 2017.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

The gross proceeds of US$32 million ($31,788,800) were recorded as a reduction in the carrying value of the Casino Project. Associated transaction costs ($382,056) were recorded as an offsetting increase to the carrying value.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

7.	SHARE CAPITAL

	a.	Authorized share capital

Unlimited common shares without par value

Unlimited number of preferred shares without par value

	b.	Financing

On October 4, 2012, Western completed a non-brokered private placement whereby the Company issued 500,000 flow-through common shares at a price of $0.80 per common share.

8.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

A summary of the Company’s warrants outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Warrants	exercise price
		$
DECEMBER 31, 2010	6,933,750	3.17
Expired	(86,000)	2.50
DECEMBER 31, 2011	6,847,750	3.18
Expired	(6,847,750)	3.18
DECEMBER 31, 2012	-	-

b.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 21, 2012, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2012, the Company could issue an additional 4,104,583 stock options under the terms of the plan.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2010	4,203,334	1.41

Granted	1,675,000	3.11
Exercised	(1,514,667)	1.80
Expired	(16,666)	0.97
Forfeited	(33,334)	0.89
Cancelled on modification	(4,313,667)	1.94
Granted on modification	4,313,667	1.77

DECEMBER 31, 2011	4,313,667	1.77

Granted	1,660,000	0.80
Exercised	(280,000)	1.08
Expired	(420,000)	1.72

DECEMBER 31, 2012	5,273,667	1.50

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.55 - 0.84	2,853,667	0.76	3.51
$1.14	445,000	1.14	0.48
$1.50 – 1.85	300,000	1.70	2.29
$2.84	1,675,000	2.84	3.54

DECEMBER 31, 2012	5,273,667	1.50	3.19

Of the total stock options outstanding, 2,496,994 were vested and exercisable at December 31, 2012. The weighted average exercise price of vested stock options is $1.38 and the average remaining contractual life is 2.15 years.

9.	SHARE-BASED PAYMENTS

Pursuant to the Arrangement described in note 4, the Company modified the exercise price of all stock options outstanding as at October 17, 2011. All other terms remain the same.

The incremental fair value associated with the stock option modification was determined using the Black-Scholes option pricing model. The incremental value is the difference between the fair value of the stock options on October 17, 2011 at the original exercise price and the fair value of the stock options on October 17, 2011 at the new exercise price.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

The incremental fair value of $187,923 will be amortized over the vesting period of each stock option. $133,293 was recognized on the transaction date. The remaining $54,630 in incremental fair value will be recognized over the remaining vesting period of each stock option along with the fair value assigned at the time of the original grant. The Company’s allocation of the incremental fair value is consistent with its treatment of other types of compensation for each recipient.

The following range of assumptions was used to calculate the incremental fair value of the modified stock options:

Market price per common share	$2.33
Expected option term (years)	0.24 - 4.91
Expected stock price volatility	81 - 101%
Average risk-free interest rate	1.0 – 1.5%
Expected dividend yield	-
Expected forfeiture rate	-

The following is a summary of stock options granted by the Company in 2012 and 2011 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions:

	September 10,	July 12,	September 14,	July 6,
Inputs and assumptions	2012	2012	2011	2011

Stock options granted	50,000	1,610,000	200,000	1,475,000
Exercise price	$0.84	$0.80	$3.11	$3.11

Market price	$0.84	$0.72	$2.94	$3.11
Expected option term (years)	3.0	3.0	3.05	3.02
Expected stock price volatility	73.5%	76.5%	109%	114%
Average risk-free interest rate	1.25%	1.01%	1.10%	1.82%
Expected forfeiture rate	-	-	-	-
Expected dividend yield	-	-	-	-

FAIR VALUE ASSIGNED	$20,390	$548,442	$386,000	$3,141,750

10.	COMMITMENTS

The Company has an agreement to lease its head office space until May 31, 2016. The total amount of payments remaining during the course of the agreement as at December 31, 2012 is $1,122,000. Of this amount, $317,000 is due within the next twelve months.

The Company is required to use the proceeds received from the royalty sale for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 6.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

The Company must spend approximately $190,000 on qualifying Canadian exploration expenditures by December 31, 2013. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2013 by December 31, 2013 and the amount that the investors actually realized.

11.	RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other office services to its owners on a cost-recovery basis. The related party transactions incurred during the year were in the normal course of operations.

Amounts charged by Ravenwolf were categorized as follows:

For the year ended December 31,	2012	2011
	$	$
Filing and regulatory fees	1,655	-
Office and administration	119,655	13,657
Rent and utilities	106,154	22,419
Shareholder communication and travel	26,842	19,457
Wages and benefits	914,257	135,929
Other assets	4,241	-
Exploration and evaluation assets	273,239	59,462

	1,446,043	250,924

At December 31, 2012, the Company’s accounts payable includes $12,600 due to Ravenwolf for corporate and administrative costs. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the period was as follows:

For the year ended December 31,	2012	2011
	$	$
Salaries and director fees	905,013	896,259
Share-based payments	1,588,780	1,238,971

	2,493,793	2,135,230

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

12.	SEGMENTED INFORMATION

	a.	Operating segment

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

	b.	Geographic information

All interest income is earned in Canada and all assets are held in Canada.

13.	INCOME TAXES

	a.	Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss before income tax. A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2012	2011

Statutory tax rate	25%	26.5%

	$	$
Loss before taxes	3,913,276	23,950,949

Income tax recovery calculated at statutory rate	978,319	6,347,001

Non-deductible expenditures	(523,159)	(5,807,993)
Amounts expensed for tax purposes only	220,064	131,298
Difference in current tax rate in other jurisdictions	2,116	1,387
Effect of future changes in tax rates	-	(37,941)
Recognized (unrecognized) tax benefit	(677,340)	1,311,384

INCOME TAX RECOVERY	-	1,945,136

b.	Unrecognized deferred income tax asset

Future potential tax deductions that are not used to offset deferred income tax liabilities are considered to be unrecognized deferred income tax assets. The significant components of the Company’s unrecognized deferred income tax asset are as follows:

As at December 31,	2012	2011
	$	$
Mineral property interests	2,316,470	2,376,346
Non-capital losses	845,715	148,046
Property and equipment	291,210	141,630
Other items	347,994	332,843

UNRECOGNIZED DEFERRED INCOME TAX ASSET	3,801,389	2,998,865

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

The Company estimates that the realization of income tax benefits related to these deferred income tax assets is uncertain and cannot be considered to be more likely than not. Accordingly, no deferred income tax asset has been recorded.

c.	Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses will expire as follows:

Expiry Date	2012	2011
	$	$
2032	2,700,898	-
2031	672,122	590,812

NON-CAPITAL LOSSES	3,373,020	590,812

The Company has approximately $14.5 million in Canadian exploration and development expenditures, and has cumulative eligible capital and undepreciated capital cost balances totalling $1.2 million. These amounts are available to reduce future taxable income and do not expire.

14.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the year. Western has no debt and does not pay dividends.

Western Copper and Gold Corporation (formerly Western Copper Corporation)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Expressed in Canadian dollars)

15.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

	a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

	b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

	c.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

In December 2012, the Company closed a significant royalty transaction, the proceeds of which were denominated in US dollars. Western still had significant financial instruments denominated in US dollars at December 31, 2012. As at December 31, 2012, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $319,000.